April 24, 2024

Form C-AR

Mediloq, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form CAR) is being furnished by Mediloq, Inc., a Delaware Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://mediloq.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 24, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan,""intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or
financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form CAR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Mediloq, Inc. (the "Company") is a Delaware Company, formed as a Colorado LLC on October 12, 2016.

The Company is located at 5378 Gunbarrel Center Court Unit 204, Boulder, CO 80301.

The Company's website is https://mediloq.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Mediloq, Inc. is recognized as a leader in the design and manufacturing of premium, ruggedized, sealed, child-safe containers for the B2C market, as we are one of the only companies prioritizing this industry. Focused on the development of eco-savvy products, our next goal is to slash the use of consumer plastic packaging clogging our oceans, Current expansion plans aim to reduce global plastic pollution by reintroducing the bottle reuse model for consumer packaging. Manufacturers of dietary supplements, OTC pharma, household cleaning products, cannabis, and others are welcome to participate in our reuse/refill program. The Company's B2C retail products are currently on the market and generating sales. The Company's B2C products are in the pre-market design stage and pre-profit.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as ~we ", "us-, "our" , or "Company") involves a high degree of risk and should on ly be considered by those who can afford the loss of their entire investment. Furthermore , the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it 's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these addition al investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational B2Breusable child-safe operation or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our reusable child -safe containers. Delays or cost overruns in the development of our reusable child-safe container operation, including containers, wash equipment and return kiosks, and failure of the operation to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and result s of operations.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our product s will be able to gain tract ion in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent product s earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Mediloq, Inc. was formed on October 12, 20 16. Accordingly, the Company has a limited hi story upon which an evaluation of its performance and future prospects can be made. Our current an d proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Mediloq, Inc. has incurred a net loss and has had limited revenues generated since incept ion. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think t hat durable chi ld-safe containers for retail and consumer packaging are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and t here is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns a number patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by t he Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to de sign around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, t he Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The *cost of enforcing our trademarks and copyrights could prevent us from enforcing them*
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could he significantly and adversely affected.

The *loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such position s when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having t he right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point t he Company may no longer want to sell product and therefore your investment in t he Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations , advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The *Company is vulnerable to hackers and cyber-attacks*
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Medil0q, Inc. or in its computer systems could reduce the at attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Mediloq, Inc. could harm our reputation and materially negatively impact our financial condition and business.

The *prices* of *blockchain assets are extremely volatile. Fluctuations in the price* of *digital assets could material and adversely affect our business, and the Tokens may also be subject to significant price volatility.*
A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects Investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

The Company and its Business

Company Overview

Mediloq, Inc. ("Mediloq" or the "Company") is a corporation organized under the laws of the state of Delaware that manufactures durable child-safe storage products. The Company's business model consists of sales of durable child-safe storage products focused on retail customers and product manufacturers of supplements, over-the counter pharmaceuticals, cannabis products and household cleaners. Our products are sold across globally at retail stores, direct-to-consumer businesses online, as well as business to business sales.

Founded in 2016, we believe Boulder, Colorado-based Mediloq, Inc. is recognized as a leader in the design and manufacturing of premium, ruggedized, sealed, child-safe containers for the B2C market, as we are one of the only companies prioritizing this industry.

Focused on the development of eco-savvy products, our next goal is to slash the use of consumer plastic packaging clogging our oceans. Current expansion plans aim to reduce global plastic pollution by reintroducing the bottle reuse model for consumer packaging.

Manufacturers of dietary supplements, OTC pharma, household cleaning products, cannabis, and others are welcome to participate in our reuse/refill program.

The Company's Intellectual Property ("IP "): The Company is assigned the rights to U.S patent number 11731176, published 8/22/2023, and U.S. patent number 10518939, published 12/31/2019. These assignments were made to the company by inventor and Mediloq CEO Dan Estoque on 06/18/2021 and 06/17/2021 respectively.

In addition to this, Mediloq owns the trademarks, Mediloq, Canniloq and trademark application, Corloq. The Coffeeloq trademark application is currently owned by Mediloq CEO Dan Estoque with plans to assign the trademark rights to Mediloq in the near future.

Competitors and Industry
The child-resistant packaging indust ry is currently estimated at $19.38 and is projected to grow at a rate of 5% and is predicted to reach $27.1B revenue by 2027.*

 *Source : https ://www.businesswire.com/news/home/2021020900563I/en/Insights-on-the-Child-Resistant-Packaging-Global-Market-to-2027---Featuring-Amcor-BemisCompany-and-Colbert-Packaging-Among-Others---ResearchAndMarkets.com

The B2B single-use, disposable, plastic, child-safe container market is very competitive and there are many large, established market players including:

- Berry Global Inc.
- Amcor Plc
- Aptar, Inc.
- Closure Systems International, Inc.
- O.Berk Company, LLC
- Bericap GmbH and Co KG
- United Caps
- CL Smith Company
- Georg Menshen GmbH & Co. KG
- WestRock Company
- West Pharmaceutical Services, Inc
- Drug Plastics & Glass Co Inc.
- Gcrresheimer AG
- DWK Life Sciences GmbH
- Parekhplast India Limited
- Parshva Exim Limited

Some of these companies are starting to respond to pressure to improve the sustainability of their products, such as increasing the percentage of recycled materials, or using more environmentally friendly materials to make their single-use plastic products. However, at this time, we are unaware of any other companies marketing reusable, child -safe packaging or wash systems to the pharma or supplement markets. Terracycle/Loop Inc. is a potential competitor but also a potential partner, and they have contacted us regarding samples.

For our B2C retail business, the competitors In each of our markets include:

- Herb Guard
- Cielo Pill Holders
- TightVac

Our advantage over these competitors is that none of these companies offer a child safe closure.

Current Stage and Roadmap

Current Stage

The Company's B2C retail products are currently on the market and generating sales. The Company's B2B products are in the pre-market design stage and pre-profit.

Founded in 2016, Boulder, Colorado-based Mediloq. Inc. is recognized as a leader in the design and manufacturing of premium, ruggedized, sealed, child -safe containers for the B2C market. We have sold 8,000+ units to date and generated $290K in retail revenue.

Now we realize a new B2B opportunity to market our patented durable design as a sustainable, reusable alternative to the disposable, plastic child-safe containers currently being used by product manufacturers in the dietary supplement, OTC pharmaceutical, cannabis and household cleaner markets.

With over 170 countries, and recently California, banning single-use, disposable plastics, manufacturers are having to search for sustainable packaging alternatives. As plastic bans take effect and expand globally, we will be on e of the first to fill the demand in the child-safe packaging space.

Future Roadmap

The Company's efforts for the next few years will be focused on expanding market share, launching new category lines and products, growing our distribution network, research and development for our future products, etc . We have several new product launches planned over the next 12 months, including: B2C retail product offerings and B2B sustainable product and service offerings.

The funds we are raising will be used to accelerate this expansion and develop a line of low-cost, refillable child-safe containers, as well as equipment and infrastructure for the collection and washing of returned empty containers.

We are starting the refillable container business in the child-safe market, because that is our IP and history, but eventually plan to expand the recycling model to other types of consumer packaging. We will continue operating the revenue-generating, retail side of our business where we see large opportunities to explore using our proven and patented, sealed, locking-lug design.

The Team

Officers and Directors

Name: Dan Estoque

Dan Estoque's current primary role is with the Issuer.

Positions and offices currently held with the issuer :

• Position: CEO, CFO, Secretary, Treasurer & Sale Director
Dates of Service: October, 2016 - Present
Responsibilities: Oversee sales, marketing, manufacturing, fulfillment and supply chain teams. Responsible for formulating business strategy, financial models, managing cash flow, corporate, IP and product safety filings, overall responsibility for investor communications, ensuring SEC compliance of investment filings, issuance of CPA financial statement, capitalization tables, completing investor due diligence, and investment escrow account, advising on capital markets issues. Receives $4,400 Consulting fees and 2,300,000 Class A Common Shares

Other business experience in the past three years:

• Employer: Whitewater Product Design LLC
Title: Principal
Dates of service: October, 2002 - Present
Responsibilities: Responsible for day to day business operations, directing subcontractors, writing proposals, client acquisition and presentations.

Name: Henry Burgess-Marshall

Henry Burgess-Marshall's current primary role is with Sound Transit. Henry Burgess-Marshall currently services 2 hours per week in their role with the Issuer.

Positions and offices current ly held with the issuer:

• Position: Director of Marketing
Dates of Service: May, 2018 - Present
Responsibilit ies : Shape the brand through design, content creation, strategy, and other marke ting efforts.
Receives $2,500 Consulting fees, 100,000 Class A Common Shares.

Other business experience in the past three years:

• Employer: Sound Transit
Title: Senior Partnership Development Specialist
Dates of Service: August, 2022 - Present
Responsibilities: Managed sponsorship/ partnership development program.

Other business experience in the past three years :

• Employer: Hot Tub Boats
Title: Head of Business Development & Marketing
Dates of Service: April, 2017 - May, 2022
Responsibilities: Designed and created a new website optimized for ease of use and increased bookings.
Established profitable partnerships with other local, small businesses.

Other business experience in t he past three years:

• Employer: Maribel Creative Agency
Title: Founder & CEO
Dates of Service: January, 2017 - Present
Responsibilities: Managed client outreach & relations, internal accounting, prospecting, website creation,
project management, staffing, campaign creation, and other tasks.

Other business experience in the past t hree years:

• Employer: Grow Ensemble
Title: Content Manager
Dates of Service: January, 2020 - August, 2020
Responsibilities : Creative Writing, Web Content Writing, Marketing, Digital
Marketing, Marketing Strategy, Project Management, Communication

Name: Nicholas Legare

Nicholas Legare's current primary role is with Nolk. Nicholas Legare currently services 2 hours per week in their
role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Director of Sales
Dates of Service: July, 2020 - Present

Responsibilities: Develop and build the B2B sales channel within multiple verticals and industries. Automate sales functions and reporting for scaleability and long term success. Receives $28,041 Consulting fees and 100,000 Class A Common Shares

Other business experience in the past three years:

• Employer: 100%
Title: Wholesale Regional Sales Manager
Dates of Service: November, 2023 - Present
Manage all existing and potential customers, foster strong relationships, implement and drive channel growth strategies and achieve assigned sales quotas and goals within assigned geographical territory.

• Employer: Revo
Title: Regional Sales and Business Development Manager
Dates of Service: March, 2021 - Present
Responsibilities: Focused on sales growth and profitability. Direct report for sales coordinators, operations, personal, and sale agencies.

• Employer: Nolk
Title: Director of Sales
Dates of Service: March, 2021 - Present
Responsibilities: Recruit, build and maintain a motivated international sales channel of agencies and reps to represent Nolk and act as ambassadors for multiple brands. Strategic customer partnerships and development with large key accounts within major national and international retailers and distributors.

Other business experience in the past three years:

• Employer: HEXA Custom
Title: Business Development Manager
Dates of Service: January, 2020 - July, 2020
Responsibilities: Web-based jacket customization platform focused on technology that can truly bring brands to life and change the status quo. Sales and marketing team development. Distributor acquisition planning and system building around this objective

• Employer; Wilde Consulting LLC
Title: Founder, Principal
Dates of Service; January, 2020 - April, 2021
Responsibilities: Marketing strategy, social, digital, event s. Product representation, education, training, new product ideation and development. Business Development

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company' s holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Securities Owned	Percentage
Daniel Estoque	2,300,000	Class A Common Stock	92.0%
Daniel Estoque	1,440	Class B Common Stock	

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 245,233 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 3,000,000 with a total of 2,500,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 39,181 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material right s associated with Class B Common Stock.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

• Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $36,790.00
Number of Securities Sold: 29,432
Use of proceeds: Inventory purchase, operating expenses
Date: September 29, 2022
Offering exemption relied upon: Regulation CF

• Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $0.00

Number of Securities Sold: 2,500,000
Use of proceeds: Negligible, Founder's Shares
Date: July 07, 202 1
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $20,271
Number of Securities Sold: 9,749
Use of proceeds: Inventory purchase, operating expenses
Date: December 5, 2022
Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

During 2023, Mediloq continued focusing its limited resources on:

- Fundraising efforts, including concluding the Startengine CF campaign. In addition, discussions were held with potential investors throughout the remainder of 2023, but additional capital was not raised.

- Generating retail revenue through it's Canniloq and Corloq product lines. Fifteen new SKU's were launched on Amazon.com as well as Canadian platforms High Tide and Walmart.CA. The company also launched an affiliate program through Impact.com.

Liquidity and Capital Resources
The Company conducted an offering pursuant to Regulation CF and raised $20,271.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Related Party Transactions

The Company has not conducted any related party transactions

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE
Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Dan Estoque_____
(Signature)
Dan Estoque_____
(Name)
 Founder_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Dan Estoque_____
(Signature)
Dan Estoque_____
(Name)
 Founder_____
(Title)
  4/25/24_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Dan Estoque, being the founder of Mediloq, Inc. a Delaware company (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2023 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2023, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) the Company has filed tax returns for the year ending December 31, 2023, and any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Dan Estoque_____
(Signature)
Dan Estoque_____
(Name)
Founder_____
(Title)
4/25/24_____
(Date)

Exhibit A
FINANCIAL STATEMENTS

Mediloq, Inc.

Profit and Loss
January - December 2023

	TOTAL
Income	
Sales	13,567.71
Uncategorized Income	100.00
Total Income	**$13,667.71**
Cost of Goods Sold	
Cost of goods sold	4,801.51
Freight in - COGS	1,149.18
Supplies & materials - COGS	1,345.52
Total Cost of goods sold	**7,296.21**
Total Cost of Goods Sold	**$7,296.21**
GROSS PROFIT	**$6,371.50**
Expenses	
Advertising & marketing	2,827.24
Listing fees	4,150.62
Website ads	4,425.46
Total Advertising & marketing	**11,403.32**
Business licenses	140.00
Commissions & fees	506.14
General business expenses	1.86
Bank fees & service charges	245.48
Total General business expenses	**247.34**
Insurance	
Business insurance	1,570.87
Total Insurance	**1,570.87**
Interest paid	12,930.34
Credit card interest	4,608.85
Total Interest paid	**17,539.19**
Legal & accounting services	
Accounting fees	306.40
Legal Fees	280.00
Total Legal & accounting services	**586.40**
Office expenses	52.32
Shipping & postage	3,541.94
Software & apps	1,507.09
Total Office expenses	**5,101.35**
Patent Legal Fees	8,930.00
Supplies	
Supplies & materials	4.35
Total Supplies	**4.35**
Taxes paid	466.00

Mediloq, Inc.

Profit and Loss
January - December 2023

	TOTAL
Uncategorized Expense	30.00
Total Expenses	**$46,524.96**
NET OPERATING INCOME	$ -40,153.46
NET INCOME	$ -40,153.46